EXHIBIT 99.27

Material Change Report, dated November 4, 2005, regarding US$18 million milestone payment from Shire Pharmaceuticals Group plc with respect to FOSRENOL

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“AnorMED” or the “Company”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

October 27, 2004

Item 3.

News Release

The press release was issued at Langley, B.C. on October 27, 2004 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

AnorMED announced on October 27, 2004, that they will receive a U.S. $18 million milestone payment from Shire Pharmaceuticals Group, plc based on approval by the U.S. Food and Drug Administration of FOSRENOL as a treatment for high phosphate levels in the blood, which occurs in patients undergoing dialysis as a result of chronic kidney failure.

Item 5.

Full Description of Material Change

AnorMED announced on October 27, 2004 that they will receive a U.S. $18 million milestone payment from Shire Pharmaceuticals Group, plc (“Shire”) based on approval by the U.S. Food and Drug Administration of FOSRENOL as a treatment for high phosphate levels in the blood, which occurs in patients undergoing dialysis as a result of chronic kidney failure.

In March 2004, AnorMED sold the global patent rights for FOSRENOL to Shire. Under the terms of the agreement Shire agreed to pay AnorMED U.S.$18 million when FOSRENOL was approved in the United States and U.S.$7 million when FOSRENOL was approved in the relevant European countries. In consideration of these payments, Shire’s royalty obligations to AnorMED would cease throughout the world. This agreement has now been extended to include a U.S.$6 million payment to AnorMED upon regulatory approval in Japan.

Note: Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams

Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

November 4, 2004.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory